U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
         SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                   ADVANCED REFRIGERATION TECHNOLOGIES, INC.
                 (Name of Small Business Issuer in its charter)

          California                                  68-0406331
-------------------------------                   -------------------
(State or other jurisdiction of                      IRS Employer
incorporation or organization)                    Identification No.)

   3197 Boeing Road
Cameron Park, California                                 95682
----------------------------------------               ---------
(Address of principal executive offices)              (Zip Code)

Issuer's telephone number, including area code 530-677-3233
-----------------------------------------------------------

Securities to be registered under Section 12(b) of the Act:

Title of each class                            Name of each exchange on which
to be so registered                            each class is to be registered

None                                           N/A
----------------------------------             -----------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, No par value
-----------------------------------------------------------------------------
(Title of class)

Item 1.  DESCRIPTION OF BUSINESS

Business Development

The Company was incorporated in the State of California on February 5, 1998, engaged in the business of designing, manufacturing and marketing energy efficiency and conservation products. The Company's first product, which is currently in production, is a patented evaporator fan controller for walk-in refrigerators, which can save the consumer from 30-40% in energy costs. The Company is currently marketing this product, the ART(TM) Series 4000 Evaporator Fan Controller, in California, and plans on expanding its marketing operations to cover the entire United States, as well as developing other products currently in research and development. The Company's mailing address is 3197 Boeing Road, Cameron Park, California 95682, and its telephone number is (530) 677-3233. The Company's E-mail address is: advref@innercite.com. The Company also maintains an office/warehouse at 78365 Terra Cotta Court, La Quinta, California 92253, telephone number (760) 345-7196.

General

The Company is engaged in the business of designing, manufacturing and marketing energy efficiency and conservation products. The Company's first product, which is currently in production, is a patented evaporator fan controller for walk-in refrigerators, which can save the consumer from 30-40% in energy costs. The Company is currently marketing this product, the ART(TM) Series 4000 Evaporator Fan Controller, in California, and plans on expanding its marketing operations to cover the entire United States, as well as developing other products currently in research and development.

The Products

The Company's first product, the ART(TM) Series 4000 Evaporator Fan Controller, is an energy saving device which can be easily integrated into existing or new walk-in refrigerator systems. Current contemporary refrigeration systems consist of an insulated chamber or "box", an electrically driven compressor, a condenser, and an evaporator. The compressor has a controller, which turns the compressor on and off, according to the temperature inside the box, but the evaporator fans run full speed 24 hours per day. The Company's product acts as a controller for the evaporator fans, regulating their speed to a lower level when the refrigerant is not flowing through the system, and thus saving electrical energy. It also reduces the actual refrigeration load because of the reduced amount of heat introduced into the refrigerated box by the evaporator fan motors when they run at a lower speed. The product is designed to easily retrofit into an existing system. Original Equipment Manufacturer (OEM) customers can provide the product in new construction.

The Company has spent the last six months evaluating how the product works as seen by the customer, and what are the best ways to sell it. The testing has shown that the product saves the customer from 30% to 40% on their present refrigeration electric bill. However, the Company has experienced resistance from customers who have been exposed to other highly touted energy savings devices which, when independently tested, were determined not to save any energy. Because of this, potential customers tend to question the Company's representations of energy savings that are possible with ART controllers. The Company has faced this problem by adding the capability to monitor and report the energy used by the system, and by giving customers added safety features, consisting of critical system data reporting to alert them to problems in their entire system. These new features encourage customers to buy the ART 5000 and 6000 products for their safety features, rather than just for the energy saving capabilities.

The ART 4000 has been evaluated by the National Institute of Standards and Technology's (NIST) Office of Technology Innovation in accordance with the United States Department of Energy (DOE) Energy Related Inventions Program
(ERIP), which resulted in a recommendation of the product by the ERIP. Tests monitored by the Pacific Gas and Electric Company confirmed refrigeration energy savings potential at the national level equal to 305,000 barrels of oil per year, assuming only a 10% market penetration. The Company estimates the refrigeration energy cost savings to the consumer to be between 30-40%. Additionally, the product has been evaluated by the Federal Energy Management Program (FEMP), and has received a positive recommendation and has been approved for installation in federal facilities. The product is also featured in the January, 1999 Department of Energy (DOE) "Impacts" report, which tracks and reports on commercially successful technologies developed with the assistance of DOE programs.

Description of Technology

The use of the ART Evaporator Fan Controller is an extremely effective and economical method to decrease the power consumption of a medium temperature walk-in refrigerator. The controller is designed for such walk-in refrigerators as are found in commissaries and other grocery selling facilities of all sizes, in food service facilities of all types, such as military dining halls, clubs, restaurants, hospitals, correctional institutions, cafeterias, large ship galleys, and also in laboratories.

The ART Evaporator Fan Controller works by regulating the evaporator fan power. The fan motor speed used at any given time is regulated to meet only the needs of that particular phase of the refrigeration cycle. Motor speed is reduced by taking advantage of the slip characteristic of induction motors. During compressor run times, the evaporator fans operate at normal full speed. When the compressor is off, the fan speed is reduced to the minimum required for defrosting and preventing stratification. This eliminates wasted horsepower used to run fans at high speed when this is not needed. This also reduces the heat generated by the evaporator fan motors, slowing the temperature rise in the walk-in refrigerator and keeping the compressor off-line for a longer period of time. The combined effect of reduced fan energy consumption and longer compressor off time has produced energy savings up to 50% in properly designed refrigeration systems.

The controller is designed for use in medium temperature walk-in refrigerated chambers and is applicable both as a retrofit and in new construction. By design, it has a simple installation which requires only an electrical connection and the external placement of two thermal sensors on the evaporator unit. There is no need to shut down the refrigeration unit to make the installation. No refrigerant lines need to be opened or affected in any way. This eliminates the possibility of degrading the refrigerant system, which is a major concern of maintenance engineers and technicians. The ART Evaporator Fan Controller is a small (less than 6" cubed) unobtrusive unit that is usually placed on the side of the evaporator or near it on a wall. Wiring is very simple. In case of controller default, the system is designed to return the evaporator fans to normal full speed. Additionally, it is a sealed unit and can be installed with Torx screws, which makes it a viable energy saving product for correctional facility installations. It does not replace any other technology or any other piece of equipment in a refrigerated chamber.

The ART Evaporator Fan Controller maintains the natural moisture of open produce, meat, or flowers, so that they stay fresh longer naturally. They are not dried out by more air movement than is necessary to maintain proper coolness. The ART Evaporator Fan Controller was developed in 1992, by two founders of the company, Mervin W. Howenstine and Allan E. Schrum. It has been through multiple design changes to evolve to the present state. Some prototypes of the product have been in service in test sites for over six years, demonstrating both the advantages of the concept and the strength of the design. The device has CSA and NRTL/C safety approvals.

The ART Evaporator Fan Controller is not designed for and cannot be used with centrifugal start or capacitor start motors, or with any system where temperature is controlled by the constant spraying of liquid Freon. It is designed for single-phase applications only.

Specific Product Lines

ART 4000

This product is the basic unit designed for the best price to performance ratio to deal with OEM customers and sophisticated end-users. This is the "bare bones" unit that can save from 30% to 40% on refrigeration electric bills.

ART 5000

This product is a microprocessor-based version of the same proven design, which saves the same amount of refrigeration energy as the ART 4000, and additionally, keeps track of and stores the data of the amount of energy consumed and saved on a day-to-day basis, holding this data in memory for up to 120 days. With all this data now stored in the microprocessor, special algorithms are used to analyze the raw data. This analysis will cause warnings if the evaporator is icing, the temperature is not holding, or the compressor is running longer than normal, all of which indicate a problem with the refrigerator or freezer system. These warnings will be indicated by two flashing lights built into the ART 5000 unit. In addition, the ART 5000 has a serial port for local download to any personal computer (PC) for keeping records of the refrigeration energy savings and of any alarm warnings.

ART 6000

This product has the same proven design as the ART 4000, with the same refrigeration energy savings, and the microprocessor-based record keeping and alarm functions of the ART 5000, with the addition of a built-in modem for remote communications to corporate offices or maintenance contractors. The communications port allows for cost saving information and detected alarms to be sent to all concerned parties by utilizing the Company's secure data link. The Company offers a full-time, 24-hour per day service to monitor and inform our customers of problems immediately and to provide notification of impending failures in their refrigerator or freezer systems. This service is available to users of the ART 6000 for a monthly fee.

Patents

The product holds United States Patent, No. 5,488,835, issued February 6, 1996, and U.S. Patent No. 5,797,276, issued August 25, 1998, described as "Methods and devices for energy conservation to be retrofitted to refrigerated chambers or boxes of the type comprising an insulated chamber and an associated compression type refrigeration system. The energy conservation devices disclosed are adapted to be mounted within the refrigerated chamber, on or within the evaporator, or within the evaporator, and connected to the thermostatic switch and the evaporator fans located within the refrigerated chamber."

The Market

The potential market for the Company's current product is approximately $800 million for upgrading existing installed coolers and freezers. The market for new systems being installed presently is $36 million per year. With this kind of existing market, the Company believes it will not be limited by market size. This data pertains to the United States market only. The following table gives a breakdown on market segments:

                                     TABLE 1
                                     -------

    TYPE OF FACILITY                      SALES POTENTIAL IN UNITS
---------------------------------------------------------------------------

Fast Food Restaurants                            735,062
---------------------------------------------------------------------------

Convenience Stores                               195,700
---------------------------------------------------------------------------

Grocery Stores (3 per store)                   1,058,735
---------------------------------------------------------------------------

Florists                                          52,271
---------------------------------------------------------------------------

Liquor Stores                                     40,197
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Food Contractors                                  19,117
---------------------------------------------------------------------------

Bars and Taverns                                  36,435
---------------------------------------------------------------------------



Health Care Related                               13,045
---------------------------------------------------------------------------

Retail Hosts                                     123,937
---------------------------------------------------------------------------

Other Hosts                                        6,439
---------------------------------------------------------------------------

Lodging Establishments                           127,251
---------------------------------------------------------------------------

Recreation & Sporting Establishments              14,627
---------------------------------------------------------------------------

Misc. Nursing Homes, Clubs, etc.                  31,568
---------------------------------------------------------------------------

Employer Operated                                  7,370
---------------------------------------------------------------------------

Educationally Related                             97,106
---------------------------------------------------------------------------

Penal System                                       4,153
---------------------------------------------------------------------------

Other                                            236,177
---------------------------------------------------------------------------

TOTAL                                          2,799,190
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(source of data: U.S. Dept. Of Commerce, Bureau of the Census, Census of Retail
Trade and Wholesale Trade, 1992; National Restaurant Association Report, "The Food Service Industry: 1993 in Review.")

The overall market for the product is any facility which uses a medium temperature walk-in type refrigeration system. See the preceding Table for specific applications. The Company's products will be marketed to refrigeration contractors for incorporation of the product into new construction, and to owners of existing systems. Estimates from sales and marketing representatives in the commercial refrigeration industry place new walk-in refrigerator unit sales at approximately 120,000 units annually. Estimates from the National Restaurant Association and the U.S. Department of Commerce indicate the potential market for retrofitting existing systems is nearly 2.8 million units in the United States alone. Some public utilities have taken an active role in promoting energy-efficient technologies to their customers by offering direct rebates to consumers who install energy-efficient technologies. While the recent deregulation of the electric power industry in the state of California has affected these programs, there are still major city-owned public utilities whose programs would not be affected by this development. The Company is presently working with Sacramento Municipal Utility District (SMUD) and Roseville Electric Department to qualify for their incentive programs.

Raw Materials and Principal Suppliers and Vendors

There are no raw materials used in the composition of the product. All parts used, including the custom case and transformer, are readily available from multiple sources. The company has determined that subcontract product assembly is the most viable and economical production method for the product. It does not make economic sense to create an in-house production facility due to the readily available subcontract facilities.

Competition

The Company has virtually no competition for its product. However, a group of former marketing consultants to the inventors have formed a company called "Energy Control Equipment, Inc." Energy Control Equipment, Inc. has produced a product which is a "rip off" of the ART 4000, but which has none of the new features that have been developed. This competing product is a violation of the Company's patent rights, as well as a covenant not to compete. The Company has taken steps to protect its patent rights to the product and, further, intends to quash this patent infringement. Other competition exists in that manufacturers of motors have been producing more energy efficient designs which would slow the payback period of the product in new applications. For example, GE Motors has introduced a refrigeration motor which uses 50% less energy than conventional units. However, the ART controller is compatible with these energy efficient motors and reduces their power usage just as it does with standard motors. Additionally, other companies are developing higher efficiency compressors, parallel compressors, higher efficiency door seals, improved wall panel construction, plastic air shields, new refrigerants and total facility energy management systems. However, since the Company's products are complementary to these new technologies, the Company believes that the potential market is unaffected by these developments.

Marketing

The Company employs one marketing Vice President in charge of all marketing and sales functions. The Company presently employs no other salespersons, but it has devised a unique method to build a sales force of independent sales contractors to handle all sales, excluding OEM and major accounts, which will be handled by the Vice President of Marketing. These sales contractors will be paid on a commission basis only, which saves the Company potential costs of employment taxes and fringe benefits. The Company also plans to hire a public relations firm and an advertising firm, if earnings permit, or the Company is successful in raising additional working capital, but there can be no assurance that this will be achieved. The Company has begun active test marketing of its current product through industry trade shows, and direct discussions and installations in schools, restaurants, grocery retailers and convenience stores. The Company plans to continue its marketing efforts for the retrofit application of the product directly to these facilities. Current commercial refrigeration systems are put together by local refrigeration contractors. The Company also plans a marketing campaign targeted to these contractors. Additionally, the Company intends to expand its marketing efforts in the Original Equipment Manufacturer
(OEM) area.

The Company has also developed a unique after market "niche" for future potential revenue through product support. The newest model of the ART motor controller, the ART 6000, has a microprocessor computer to handle some if its more complicated functions. In the Company's test marketing program, it has installed 45 units in various businesses and has discovered a wealth of knowledge of what can be done to make the cooler or freezer more economical and maintenance-friendly. The Company has found that it can also know when something may be going wrong with the cooler or freezer, and issue warnings to the store or business telling them about the problem. With this ability to issue warnings, the next step is to put the units on-line in order to warn the maintenance people of a particular failure over the telephone. The Company intends to offer this dial-up service to major store chains and maintenance companies that do their servicing.

Employees

The Company presently employs four employees, all of whom are working management employees.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATIONS

Plan of Operations

The Company is engaged in the business of product development, manufacturing, marketing and sale of energy efficiency and conservation products to OEM sources and end-users of walk-in refrigeration units. The Company has financed its operations to date through the sale of its securities. See Item 10 - "Recent Sales of Unregistered Securities."

The Company will continue test marketing its product and actively soliciting new orders. In the meantime, the Company intends to secure additional working capital by commencing a private placement of its restricted common stock.

Forward Looking Statements

This registration statement contains forward-looking statements. The Company's expectation of results and other forward-looking statements contained in this registration statement involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors, such as pricing and marketing efforts; and the pace and success of product research and development. These and other factors may cause expectations to differ.

Year 2000 Compliance

With respect to Year 2000 compliance, the Company manufactures a product which contains microprocessors. The source code for the microprocessors has been written so that it is not dependent on dates, but, instead, functions on a 24-hour internal timing routine. To this extent, all products currently being manufactured by the Company are Year 2000 compliant.

The Company has performed an audit of all of its computer hardware, internal accounting and software applications and found all to be Year 2000 compliant or capable. As of this date, the Company has been given assurances from its banking institution and transfer agent that they are working toward compliance or are in compliance. In the beginning of the second quarter of 1999, the Company shall conduct an audit of its vendors and suppliers to identify relevant Year 2000 issues. At this time, the Company cannot give a reasonable estimate of the costs associated with Year 2000 compliance, due to an absence of data from its vendors and suppliers, nor can assurances be offered with respect to third party compliance. Upon assessment of the answers generated by the Company's Year 2000 questionnaires, a more realistic picture of the scope and impact of the Year 2000 compliance challenges, if any, should allow sufficient time for appropriate remediation without significant effect on the Company's business, financial condition or results of operation.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company previously leased its executive offices at 3031 Alhambra Drive, Cameron Park, California, Suite 201 from March 6, 1998 through February 28, 1999. The Company has since relocated its executive offices to property owned by the Company's Vice President and Secretary, and occupies same on a month-to-month basis. The Company also leases office/warehouse space at 78365 Terra Cotta Court, La Quinta, California, from a non-affiliate of the Company.

The Company holds United States Patent Nos.5,488,835, issued February 6, 1996, and 5,797,276, issued August 25, 1998 for its products.

ITEM 4.  SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock of the Company as of the end of the fiscal year, 1998, by (i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers as a group.

Name and Address                    Number of Shares                   Percentage Owned
----------------                    ----------------                   ----------------
Charles McEwan                              600,000                          40.1%
Rancho Mirage, CA 92270

David Kimber                                    100                             0%
La Quinta, CA 92253

Allan Schrum(4)                             400,000                          26.7%
Cameron Park, CA 95682

Clare Schrum(4)                              60,000                             4%
Cameron Park, CA 95682

Officers and Directors Total              1,060,100                          70.8%

Mervin Wade Howenstine(1)                   200,000                          13.4%
Terry Koelzer(2)                            100,000                           6.7%
Charles Price(3)                            100,000                           6.7%


(1) Mr. Howenstine is a former officer of NECSI and a co-inventor of the product.
(2) Mr. Koelzer is a former officer of NECSI.
(3) Mr. Price is a former officer of NECSI.
(4) Mr. and Mrs. Schrum are husband and wife.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Executive Officers of the Company, and their ages, are as follows:

Name                       Age              Position
----                       ---              --------
Charles E. McEwan          63               President, Director

David J. Kimber            40               Vice President/Marketing, Director

Allan E. Schrum            58               Vice President/Engineering, Director

Clare C. Schrum            57               Secretary, Chief Financial Officer

Charles E. McEwan. Mr. McEwan is the President and Director of the Company. Since 1972, he has been successful in founding small companies and making them successful through management and private and public financing. From 1994 through 1997, he founded and was President of AirWave Corporation. In 1987, Mr. McEwan was a member of the Board of Directors and a founder of RasterOps. From 1972 through 1988, he founded and was President of Ramtek Corporation. Mr. McEwan was employed as the marketing manager of Data Disk in Palo Alto, California, from 1969 through 1972, and was a computer programmer for Ford Aerospace from 1959 through 1969. He served from 1953 through 1955 in the United States Army, and completed 2 years of City College in San Francisco and one year of courses at the University of New Mexico, Albuquerque.

David J. Kimber. Mr. Kimber is the Vice President, Marketing and Director of the Company. Mr. Kimber has directed the Company's marketing efforts since April, 1995. He served as Director of Marketing for Nevada Energy Control Systems, Inc., the Company's predecessor ("NECSI"), from June, 1995 through March, 1998. From 1990 through 1997, he was a self employed marketing consultant. Mr. Kimber has experience in general business management, strategic planning, project development, budgeting and advertising. He holds a BS in Business Administration and Finance from California State University, Hayward.

Allan E. Schrum. Mr. Schrum is the Vice President, Engineering, and Director of the Company. He is the co-inventor of the Company's product, and was responsible for obtaining the U.S. patent on the product. Mr. Schrum's professional experience spans more than 30 years as an innovative manager and engineer in the electronic and electromechanical industries. He has been responsible for the direction of research and development, engineering, manufacturing and new product introduction as well as corporate budget planning and staffing. Mr. Schrum also serves as the Vice President of Engineering for Varatouch Technology, and has done so since March, 1997. He was Vice President, Engineering of NECSI from February, 1992 through January, 1996, and was President of NECSI from January 1996 through March, 1998.

Clare C. Schrum. Ms. Schrum is the Secretary and Chief Financial Officer of the Company. She has also served as the Office Manager of Gnosis Consulting since 1982. Ms. Schrum was the corporate Secretary and Treasurer of NECSI and Office Manager from April, 1997 through March, 1998. She is the wife of the Vice President, Engineering, Allan Schrum.

ITEM 6.  EXECUTIVE COMPENSATION

The following table sets forth the cash and non-cash compensation paid by the Company to its Chief Executive Officer and all other executive officers for services rendered during the fiscal year ended December 31, 1998. The only salary being paid at the present time is to the Vice President/Marketing. The salaries of the other executive officers for the fiscal year ended 1998 are accruing and owed by the Company. There were no grants of options or SAR grants given to any executive officers during the last fiscal year.


Annual Compensation
-------------------

Name and Position                   Salary       Bonus    Annual Deferred Salary


Charles E. McEwan                   -0-           -0-           $60,000
President

David J. Kimber                   $31,200         -0-             -0-
Vice President/Marketing

Allan E. Schrum                     -0-           -0-           $12,000
Vice President/Engineering

Clare C. Schrum                     -0-           -0-           $40,000
Secretary, Chief Financial Officer

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no transactions since the beginning of fiscal year 1998, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any of the officers, or directors, or holders of over 5% of the Company's stock have or will have any direct or indirect material interest. The Company does not currently have any policy toward entering into any future transactions with related parties.

ITEM 8.  LEGAL PROCEEDINGS

There are no pending legal proceedings to which the Company is a party or to which the property interests of the Company are subject.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's common stock is not listed or quoted at the present time, and there is no present public market for the Company's common stock. The Company's Market Maker, National Capital, had a Form 211 pending with the National Association of Securities Dealers to quote the Company's securities on the NASD OTC Bulletin Board, but it was withdrawn due to changes in NASD Rules requiring companies to report financial information to the SEC. It will be resubmitted after the effective date of this Registration Statement.

The Company has not paid any cash dividends since its inception and does not contemplate paying any in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

Since its inception, the Company has sold unregistered securities in a Regulation D, Rule 504 exempt offering, which was commenced on June 5, 1998, and extended on March 15, 1999. The offering closed on April 6, 1999, and resulted in the sale of 403,100 shares, resulting in gross offering proceeds of $111,200.

ITEM 11. DESCRIPTION OF SECURITIES

Common Stock

The Company is authorized to issue 20,000,000 shares of Common Stock, no par value, of which, as of December 31, 1998, 1,497,200 shares were issued and outstanding and held of record by 50 stockholders. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Certificate of Incorporation, and certain mergers and reorganizations), in which cases California law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

Voting Rights. Holders of shares of regular Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. There are a total of 20,000,000 authorized regular common shares. Under current California law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the Company to purchase his shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the Company's Certificate of Incorporation. The current officers and directors of the Company have granted the President, Charles McEwan, the right to vote their shares until March 4, 2000.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 317 of the California Corporations Code, as amended, provides for the indemnification of the Company's officers, directors, employees and agents under certain circumstances, as follows:

         "(a) For the purposes of this section, "agent" means any person who is or was a director, officer, employee or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor corporation of the corporation or of another enterprise at the request of the predecessor corporation; "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative; and "expenses" includes without limitation attorneys' fees and any expenses of establishing a right to indemnification under subdivision (d) or paragraph (4) of subdivision (e).

         (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of the corporation or that the person had reasonable cause to believe that the person's conduct was unlawful.

         (c) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders.

No indemnification shall be made under this subdivision for any of the following:

                  (1) In respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless and only to the extent that the court in which the proceeding is or was pending shall determine upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses and then only to the extent that the court shall determine.

                  (2) Of amounts paid in settling or otherwise disposing of a pending action without court approval.

                  (3) Of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval.

         (d) To the extent that an agent of a corporation has been successful on the merits in defense of any proceeding referred to in subdivision (b) or (c) or in defense of any claim, issue, or matter therein, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith.

         (e) Except as provided in subdivision (d), any indemnification under this section shall be made by the corporation only if authorized in the specific case, upon a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth in subdivision (b) or (c), by any of the following:

                  (1) A majority vote of a quorum consisting of directors who are not parties to such proceeding.

                  (2) If such a quorum of directors is not obtainable, by independent legal counsel in a written opinion.

                  (3) Approval of the shareholders (Section 153), with the shares owned by the person to be indemnified not being entitled to vote thereon.

                  (4) The court in which the proceeding is or was pending upon application made by the corporation or the agent or the attorney or other person rendering services in connection with the defense, whether or not the application by the agent, attorney or other person is opposed by the corporation.

         (f) Expenses incurred in defending any proceeding may be advanced by the corporation prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the agent to repay that amount if it shall be determined ultimately that the agent is not entitled to be indemnified as authorized in this section. The provisions of subdivision (a) of Section 315 do not apply to advances made pursuant to this subdivision.

         (g) The indemnification authorized by this section shall not be deemed exclusive of any additional rights to indemnification for breach of duty to the corporation and its shareholders while acting in the capacity of a director or officer of the corporation to the extent the additional rights to indemnification are authorized in an article provision adopted pursuant to paragraph (11) of subdivision (a) of Section 204. The indemnification provided by this section for acts, omissions, or transactions while acting in the capacity of, or while serving as, a director or officer of the corporation but not involving breach of duty to the corporation and its shareholders shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, to the extent the additional rights to indemnification are authorized in the articles of the corporation. An article provision authorizing indemnification "in excess of that otherwise permitted by
Section 317" or "to the fullest extent permissible under California law" or the substantial equivalent thereof shall be construed to be both a provision for additional indemnification for breach of duty to the corporation and its shareholders as referred to in, and with the limitations required by, paragraph
(11) of subdivision (a) of Section 204 and a provision for additional indemnification as referred to in the second sentence of this subdivision. The rights to indemnity hereunder shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of the person. Nothing contained in this section shall affect any right to indemnification to which persons other than the directors and officers may be entitled by contract or otherwise.

         (h) No indemnification or advance shall be made under this section, except as provided in subdivision (d) or paragraph (4) of subdivision (e), in any circumstance where it appears:

                  (1) That it would be inconsistent with a provision of the articles, bylaws, a resolution of the shareholders, or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification.

                  (2) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

         (i) A corporation shall have power to purchase and maintain insurance on behalf of any agent of the corporation against any liability asserted against or incurred by the agent in that capacity or arising out of the agent's status as such whether or not the corporation would have the power to indemnify the agent against that liability under this section. The fact that a corporation owns all or a portion of the shares of the company issuing a policy of insurance shall not render this subdivision inapplicable if either of the following conditions are satisfied: (1) if the articles authorize indemnification in excess of that authorized in this section and the insurance provided by this subdivision is limited as indemnification is required to be limited by paragraph
(11) of subdivision (a) of Section 204; or (2) (A) the company issuing the insurance policy is organized, licensed, and operated in a manner that complies with the insurance laws and regulations applicable to its jurisdiction of organization, (B) the company issuing the policy provides procedures for processing claims that do not permit that company to be subject to the direct control of the corporation that purchased that policy, and (C) the policy issued provides for some manner of risk sharing between the issuer and purchaser of the policy, on one hand, and some unaffiliated person or persons, on the other, such as by providing for more than one unaffiliated owner of the company issuing the policy or by providing that a portion of the coverage furnished will be obtained from some unaffiliated insurer or reinsurer.

         (j) This section does not apply to any proceeding against any trustee, investment manager, or other fiduciary of an employee benefit plan in that person's capacity as such, even though the person may also be an agent as defined in subdivision (a) of the employer corporation. A corporation shall have power to indemnify such a trustee, investment manager, or other fiduciary to the extent permitted by subdivision (f) of Section 207."

ITEM 13.  FINANCIAL STATEMENTS

Report of Independent Certified Public Accountant
Financial Statements
         Balance Sheet
         Statement of Operations
         Statement of Shareholder's Equity
         Statement of Changes in Financial Position
Notes to Financial Statements

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There have been no changes in or disagreements with accountants on accounting or financial disclosure from the inception of the company to the date of this registration.

ITEM 15.  EXHIBITS, FINANCIAL STATEMENTS

(a)      Report of Independent Certified Public Accountant
         Financial Statements
                  Balance Sheet
                  Statement of Operations
                  Statement of Shareholder's Equity
                  Statement of Changes in Financial Position
         Notes to Financial Statements


(b)      Reports on Form 8-K: Not Applicable

(c)      Exhibits

         Exhibit No.            Description
         ----------             -----------

         3.(I)                  Articles of Incorporation and Amendment

         3.(II)                 By-laws

         4                      Specimen common stock certificate

         27                     Financial Data Sheet

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED REFRIGERATION TECHNOLOGIES, INC.

/s/ Charles E. McEwan
-----------------------------------------
CHARLES E. McEWAN, President and Director

Date: May 3, 1999


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

ADVANCED REFRIGERATION TECHNOLOGIES, INC.

/s/ Allan E. Schrum
-----------------------------------------------------
ALLAN E. SCHRUM, Vice President/Engineering, Director
Date:  May 3, 1999

/s/ David J. Kimber
---------------------------------------------------
DAVID J. KIMBER, Vice President/Marketing, Director
Date:  May 3, 1999

/s/ Clare C. Schrum
---------------------------------------------------
CLARE C. SCHRUM, Secretary, Chief Financial Officer
Date:  May 3, 1999

                               WILLIAM D. LINDBERG
                           CERTIFIED PUBLIC ACCOUNTANT
                                 935 NEWHALL ST.
                              COSTA MESA, CA. 92627


To the Board of Directors and Stockholders of Advanced Refrigeration Technologies, Inc.

I have audited the accompanying balance sheet of Advanced Refrigeration Technologies, Inc. (a California corporation), as of December 31, 1998, and the related statements of operations, shareholders' equity, and changes in financial position for the period March 5, 1998 (date of inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Refrigeration Technologies, Inc., as of December 31, 1998, and the results of its operations and its changes in financial position for the period then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 the Company is in the development stage and has filed an initial public offering under Regulation D Rule 504 of the Securities and Exchange Commission in order to raise additional capital. The Company's ability to achieve the foregoing financing, which may be necessary to permit the realization of assets and satisfaction of liabilities in the ordinary course of business is uncertain. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


William D. Lindberg
March 3, 1999
Costa Mesa, CA

                    ADVANCED REFRIGERATION TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                DECEMBER 31, 1998
                              SEE AUDITOR'S REPORT

                                     ASSETS
                                     ------
      CURRENT ASSETS
      --------------
CASH                                                               $      360
INVENTORY                                                               3,584
                                                                   -----------

   TOTAL CURRENT ASSETS                                            $    3,944

EQUIPMENT AND FURNITURE                                                25,542
                                                                   -----------
   TOTAL ASSETS                                                    $   29,486
                                                                   ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------
      CURRENT LIABILITIES
      -------------------
ACCOUNTS PAYABLE                                                   $   17,166
ACCRUALS                                                                  772
LOANS                                                                   2,560
                                                                   -----------
   TOTAL CURRENT LIABILITIES                                       $   20,498
NOTE PAYABLE-NON CURRENT                                               55,000

                              SHAREHOLDERS' EQUITY
                              --------------------
COMMON STOCK-NO PAR VALUE
20,000,000 SHARES AUTHORIZED
1,497,200 ISSUED                                                       61,623
DEFICIT ACCUMULATED DURING
   DEVELOPMENT STAGE                                                 (107,635)
                                                                   -----------
   TOTAL SHAREHOLDERS' EQUITY                                      $  (46,012)
                                                                   -----------


   TOTAL LIABILITIES AND
      SHAREHOLDERS' EQUITY                                         $    29,486
                                                                   ============


THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT.

                    ADVANCED REFRIGERATION TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                          FROM INCEPTION MARCH 5, 1998
                       THROUGH YEAR END DECEMBER 31, 1998
                              SEE AUDITOR'S REPORT


INCOME                                             $  2,737

EXPENSES
          PAYROLL                                    25,466
          PATENT                                        890
          RESEARCH                                    1,116
          MARKETING                                   3,824
          TRAVEL                                     10,158
          OFFICE                                      2,819
          POSTAGE                                       932
          UTILITIES                                   1,480
          TELEPHONE                                   2,813
          RENT                                        6,300
          PROFESSIONAL FEES                          13,325
          PUBLIC OFFERING EXPENSES                    2,691
          GRANT FROM U. S. DEPT. OF ENERGY           (5,297)
                                                   ---------

                         TOTAL EXPENSES              66,535
                                                   ---------
                          (LOSS) FROM OPERATIONS    (63,798)

          INTEREST EXPENSE                            1,079
                                                   ---------
                          NET (LOSS)               ($64,877)
                                                   =========

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT.

                    ADVANCED REFRIGERATION TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF SHAREHOLDERS' EQUITY
                          FROM INCEPTION MARCH 5, 1998
                       THROUGH YEAR END DECEMBER 31, 1998
                              SEE AUDITOR'S REPORT


                                            COMMON STOCK
                                               NUMBER OF
                                                SHARES               AMOUNT           DEFICIENCY
                                        ---------------------- ------------------- -----------------
  COMMON STOCK ISSUED TO
    ACQUIRE NEVADA ENERGY
    CONTROL SYSTEMS RESEARCH AND                400,000                  0              ($42,758)
    DEVELOPMENT ON EVAPORATOR
    FAN CONTROLLERS

  COMMON STOCK ISSUED
    AFTER ACQUISITION                         1,085,100            $37,423

  COMMON STOCK ISSUED UNDER
    504 PUBLIC OFFERING                          12,100             24,200

  NET (LOSS) DURING DEVELOPMENT STAGE                                                    (64,877)
                                        ---------------------- ------------------- -----------------
                                              1,497,200            $61,623             ($107,635)


THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT.

                    ADVANCED REFRIGERATION TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                          FROM INCEPTION MARCH 5, 1998
                       THROUGH YEAR END DECEMBER 31, 1998
                              SEE AUDITOR'S REPORT





FUNDS PROVIDED FROM (USED FOR) OPERATIONS
         NET (LOSS) DURING DEVELOPMENT STAGE                           ($64,877)

FUNDS PROVIDED BY (USED FOR) WORKING CAPITAL
         INVENTORY                                                       (1,684)
         ACCOUNTS PAYABLE                                                16,629
         ACCRUALS                                                          (263)
         SHAREHOLDER LOANS                                                2,560

FUNDS PROVIDED BY (USED FOR) CAPITAL ACTIVITIES
         ADDITIONS TO EQUIPMENT                                          (2,653)

FUNDS PROVIDED FROM (USED FOR) FINANCING ACTIVITIES
         DECREASE IN LONG TERM DEBT                                     (16,173)
         PROCEEDS FROM SALE OF STOCK                                     61,623
                                                                       ---------
NET FUNDS PROVIDED FROM (USED FOR) ALL ACTIVITIES                        (4,838)

CASH BALANCE START OF PERIOD                                              5,198
                                                                       ---------
CASH BALANCE AT END OF YEAR                                                 360
                                                                       =========


  THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT

                    ADVANCED REFRIGERATION TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                          FROM INCEPTION MARCH 5, 1998
                       THROUGH YEAR END DECEMBER 31, 1998
                              SEE AUDITOR'S REPORT

GENERAL
         THE COMPANY HAS BEEN IN THE DEVELOPMENT STAGE SINCE IT ACQUIRED THE DEFICIT ACCUMULATED BY NEVADA ENERGY CONTROL SYSTEMS, INC., IN DEVLOPING AN EVAPORATOR FAN CONTROL SYSTEM. THE COMPANY'S ACTIVITIES HAVE CONSISTED OF OBTAINING FINANCING AND CAPITAL AND INITIATING MARKETING OF THE PRODUCT. THE COMPANY HAS FILED A PUBLIC OFFERING AS OF JUNE 5, 1998, IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE FEDERAL AND STATE SECURITIES LAWS PROVIDED BY REGULATION D, RULE 504 OF THE SECURITIES AND EXCHANGE COMMISSION IN ORDER TO RAISE $500,000.


INVENTORY
         INVENTORY CONSISTS OF FINISHED EVAPORATOR FAN CONTROLLERS AND PARTS FOR ASSEMBLING ADDITIONAL UNITS AT HISTORICAL COST.

         THE COMPANY HAS YET TO DETERMINE THE METHOD OF VALUATION OF ITS INVENTORIES. WHATEVER METHOD IS ELECTED WOULD HAVE NO EFFECT ON THE FINANCIAL STATEMENTS.

NOTES PAYABLE - NON CURRENT
         THE PAYEE ON THE NOTE PAYABLE OF $55,000 HAS GIVEN A SPECIAL POWER OF ATTORNEY TO THE PRESIDENT OF THE COMPANY. IT IS NOT PAYABLE UNTIL SO DEEMED BY THE COMPANY. IT IS THE INTENTION OF THE COMPANY NOT TO PAY THE NOTE FOR THREE YEARS. INTEREST IS AT 3% PER ANNUM.

GRANT
         THE U. S. DEPARTMENT OF ENERGY MADE A GRANT OF $98,279 TO THE COMPANY, OF WHICH THE FINAL $5,279 IS INCLUDED AS A REDUCTION OF EXPENSES IN THE STATEMNT OF OPERATIONS. THE $98,279 EXPENDED FOR RESEARCH AND DEVELOPMENT IS IN ADDITION TO THE FUNDS EXPENDED BY THE COMPANY, NONE OF WHICH HAS BEEN DEFERRED.

INCOME TAXES

         THE COMPANY HAS A LOSS TAX CARRYFORWARD RESULTING FROM THE ACQUISITION OF NEVADA ENERGY CONTROL SYSTEMS, INC., OF APPROXIMATELY $42,000. THE COMPANY HAS ADOPTED A CALENDAR YEAR. CURRENT YEAR LOSSES WILL BE CARRIED FORWARD.